UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32678

DCP MIDSTREAM, LP

(Exact name of registrant as specified in its charter)

6900 E. Layton Ave, Suite 900

Denver, Colorado 80237

(303) 595-3331

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partnership Interests

7.875% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partnership Interests: 3

7.857% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, DCP Midstream, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

June 26, 2023	DCP MIDSTREAM, LP

	By: By:	DCP MIDSTREAM GP, LP, its General Partner DCP MIDSTREAM GP, LLC, its General Partner

	By:	/s/ Scott R. Delmoro
	Name:	Scott R. Delmoro
	Title:	Interim Chief Financial Officer